5/21

04030290

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4893 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dlw

DAT : 5/24/04

82-4893

RECEIVED

2004 MAY 21 A 11:33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Financial Statements

GRUPO MELO, S. A. AND ITS SUBSIDIARIES

Year ended December 31, 2003 and 2002
with Independent Auditors' Report

AR/S
12-31-03

CONTENTS

		Page
General Information		1
Independent Auditors' Report		2
Consolidated Balance Sheet		3
Consolidated Statement of Income		5
Consolidated Statement of Capital		6
Consolidated Statement of Cash Flows		7
Notes to Consolidated Financial Statements		9
1:	Corporate Information	9
2:	Summary of Significant Accounting Policies	17
3:	Cash	22
4:	Notes and Trade Receivable, Net	23
5:	Loans Receivable, Net	23
6:	Inventories	23
7:	Inventory of Layer Hens	24
8:	Investment, at Equity	24
9:	Properties, Equipment and Improvements, Net	25
10:	Forestal Investment	26
11:	Accrued Expenses and Other Liabilities	27
12:	Credit Agreements	27
13:	Interest-Bearing Loans and Borrowings	28
14:	Industrial Incentives	29
15:	Income Tax	30
16:	Dividends Paid	31
17:	Segment Information	32
18:	Basic Earning per Share	35
19:	Directors Fees	35
20:	Other Income	35
21:	General and Administrative Expenses	36
22:	Commitments and Contingency	37

GENERAL INFORMATION

Directors
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Victor Cubias
Vergara, Anguizola y Asociados
Suárez, Castillero, Holmes & Richa
Jennifer Jacinto Fuentes

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

Ernst & Young

■ Contadores Públicos Autorizados
Apartado 0832-1575 World Trade Center
Panamá, Rep. de Panamá

■ Teléfono: 214-4400
Telefax: 214-4300 / 214-4301
E-mail: eyoung@pa.ey.com

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have audited the accompanying consolidated balance sheet of Grupo Melo, S. A. and its subsidiaries (the Group) as of December 31, 2003, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2003, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young

March 30, 2004
Panama, Republic of Panama

	Notes	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	12, 13	**B/. 28,223,497**	B/. 23,483,696
Notes and accounts payable - trade		**17,018,688**	16,689,565
Reserve for seniority premium		**2,520,739**	2,429,281
Accrued expenses and other liabilities	11	**1,633,498**	1,500,937
		49,396,422	44,103,479
Non-Current Liabilities			
Interest-bearing loans and borrowings	13	**37,926,017**	41,529,946
Clients deposits		**2,660**	51,834
Minority interest		**86,082**	89,768
		38,014,759	41,671,548
Commitments and contingency	22		
Shareholders' Equity			
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)		**21,390,853**	21,390,853
Retained earnings		**19,837,246**	17,994,825
Deemed dividend tax		**(81,378)**	(89,546)
Total Shareholders' Equity		**41,146,721**	39,296,132
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/. 128,557,902**	B/. 125,071,159

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2003

	Notes	*2003*	*2002*
Revenue			
Net sales		**B/. 134,731,226**	B/. 115,653,936
Cost of sales		**72,222,207**	55,554,078
Gross income		**62,509,019**	60,099,858
Profit resulted from changes in the reasonable value less estimated costs until the point of sale of the layer hens inventory and the reforestation investment	10	**93,047**	-
Other income	20	**820,179**	846,572
General and administrative expenses	21	**(51,051,787)**	(49,078,563)
Depreciation and amortization	9	**(4,907,017)**	(5,426,268)
Income from operative activities		**7,463,441**	6,441,599
Interest income		**733,921**	626,279
Interest and financial charges		**(5,598,670)**	(5,752,485)
Income from operative activities before income tax		**2,598,692**	1,315,393
Income tax	15	**(206,240)**	(98,787)
Income before participation in investment loss and minority interest		**2,392,452**	1,216,606
Participation in investment loss	8	**(105,281)**	(133,413)
Minority interest		**(23,714)**	(27,232)
Net income		**B/. 2,263,457**	B/. 1,055,961
Earnings per basic share	18	**B/. 0.97**	B/. 0.45

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2003

	Note	*Issued Capital*	*Retained Earnings*	*Deemed Tax*	*Total*
At January 1, 2002		B/. 20,892,437	B/. 17,833,683	B/. (140,453)	B/. 38,585,667
Accumulated deficit from subsidiary		-	(26,641)	-	(26,641)
Net income		-	1,055,961	-	1,055,961
Capitalized earnings		498,416	(498,416)	-	-
Dividends paid	16	-	(369,762)	-	(369,762)
		21,390,853	17,994,825	(140,453)	39,245,225
Deemed dividend tax		-	-	50,907	50,907
At December 31, 2002		21,390,853	17,994,825	(89,546)	39,296,132
Net income		-	**2,263,457**	-	**2,263,457**
Dividends paid	16	-	**(421,036)**	-	**(421,036)**
Deemed dividend tax		-	-	**8,168**	**8,168**
At December 31, 2003		**B/. 21,390,853**	**B/. 19,837,246**	**B/. (81,378)**	**B/. 41,146,721**

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

	Notes	2003	2002
Cash flows from operating activities			
Income before income tax		B/. 2,598,692	B/. 1,315,393
Adjustments for:			
Depreciation and amortization		4,907,017	5,426,268
Allowance for doubtful accounts and loans	4, 5	513,067	420,238
Allowance for slow moving inventory		64,275	-
Reserve for seniority premium		386,778	145,037
Profit resulted from changes in the reasonable value less estimated costs until the point of sale of the layer hens inventory and the reforestation investment.		(93,042)	-
Interest paid		5,598,670	5,752,485
Interest earned		(733,921)	(626,279)
Operating results before changes in working capital		13,241,536	12,433,142
Notes and trade receivable		(1,899,728)	(2,504,588)
Loans receivable		126,823	200,760
Inventories		343,092	(2,145,302)
Layer hens inventory		(385,235)	-
Prepaid expenses		(274,693)	42,242
Notes and accounts payable - trade		329,123	3,387,126
Accrued expenses and other liabilities		132,561	(43,742)
Seniority premium paid		(295,320)	(36,518)
Clients deposits		(49,174)	(35,075)
Cash proceeds from operations		11,268,985	11,298,045
Interest paid		(5,598,670)	(5,752,485)
Interest earned		733,921	626,279
Income tax paid		(25,172)	(9,950)
Net cash flows from operating activities		6,379,064	6,161,889
Cash flows from investing activities			
Severance fund		(92,521)	(184,074)
Investment, at equity		-	19,194
Purchase of properties, equipment and improvements, net of disposals		(6,893,429)	(2,878,676)
Forestal investment		(242,918)	(147,785)
Parceled land for sale		(107,700)	(963,241)
Net cash flows used in investing activities		(7,336,568)	(4,154,582)

CONSOLIDATED STATEMENT OF CASH FLOWS continued

Year Ended December 31, 2003

	Note	2003	2002
Cash flows from financing activities			
Notes receivable, net of current portion		B/. -	B/. 45,001
Other assets		(895,168)	(606,702)
Loans payments and leasing obligations		(46,540,147)	(58,520,220)
Proceeds from loans and leasing obligations		50,454,558	47,428,611
Bonds issuance		3,000,000	15,000,000
Redemption of bonds		(5,778,539)	(4,704,989)
Accumulated loss from acquired subsidiary		-	(26,641)
Dividends paid	15	(421,036)	(369,762)
Minority interest		-	(6,969)
Deemed dividend tax		8,168	50,907
Net cash flows used in financing activities		(172,164)	(1,710,764)
Net increase (decrease) in cash		(1,129,668)	296,543
Cash at January 1		3,729,255	3,432,712
Cash at December 31		B/. 2,599,587	B/. 3,729,255

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information

The consolidated financial statements of Grupo Melo, S. A. for the year ended December 31, 2003 were authorized for issue in accordance with a resolution of the Audit Commitee on March 30, 2004. Grupo Melo is a company incorporated in the Republic of Panama.

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing and sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

At December 31, 2003 and 2002 the Group had 2,884 pemanent employees and 304 temporary employees and 2,799 permanent employees and 243 temporary employees, respectively.

Merges

Stores Division

According to Public Deed Number 1510, dated February 27, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and Melo, David, S. A., Ferreteria y Jardineria, S. A. and Melo y Cia de Chorrera, were the remaining company is Melo y Cia., S. A. and Melo y Cia. David, S. A., Ferretería y Jardinería, S. A. and Melo y Cia. de Chorrera were the absorbed companies.

According to Public Deed Number 2106, dated March 24, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and El Agricultor de Panama, S. A., were the remaining company is Melo y Cia, S. A. and El Agricultor de Panama, S. A., was the absorbed company.

According to Public Deed Number 1754, dated March 11, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and Distribuidora Cartago S. A., were the remaining company is Melo y Cia, S. A. and Distribuidora Cartago, S. A., was the absorbed company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Poultry Division

According to Public Deed Number 10637, dated December 15, 2,003 was protocolized the merge agreement by absortion between Empolladora Panama, S. A. and Compañia Avicola y Ganadera, S. A. were the remaining company is Empolladora Panama, S. A. and Compañia Avicola y Ganadera was the absorbed company.

Services Division

According to Public Deed Number 2902, dated March 17, 2,003 was protocolized the merge agreement by absortion between Financiera Mercantil, S. A. and Cia. de Finanzas y Servicios, S.A., were the remaining company is Financiera Mercantil, S. A. and Cia. de Finanzas y Servicios, S. A. was the absorbed company.

Restaurant Division

According to Public Deed Number 2444, dated March 31, 2,003 was protocolized the merge agreement by absortion between Lucky Seven International, S. A. and Pio Pio, S.A., were the remaining company is Lucky Seven International, S. A. and Pio Pio, S. A. was the absorbed company.

Real Estate Division

According to Public Deed Number 3298, dated March 24, 2,003 was protocolized the merge agreement by absortion between Altos de Vistamares, S. A., Altos del Maria, S. A., Proción Enterprises, S. A. and Club Altos de Cerro Azul, S.A. were the remaining company is Altos de Vistamares, S. A. and Altos del Maria, S. A., Proción Enterprises, S. A. and Club Altos de Cerro Azul, S.A. were the absorbed companies.

At present is in process of protocolization the merge by absortion between Altos de Vistamares, S. A. and Altos del Centinela, S. A. were the remaining company will be Altos de Vistamares, S. A. and Altos del Centinela. will be the absorbed company.

Lumber Division

According to Public Deed Number 1518, dated February 28, 2,003 was protocolized the merge agreement by absortion between Maderas y Materiales de Construccion, S. A. and Industrial Madedera, S.A., were the remaining company is Maderas y Materiales de Construccion, S. A. and Industrial Madedera, S. A. was the absorbed company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Lumber Division (continued)

According to Public Deed Number 6103, dated July 23, 2003 the Act of the extraordinary meeting of the Share Holders of Comercial Madedera, S. A. was protocolized, when was approved the change of the company's name from Comercial Madedera, S. A. to Comercial de Materiales, S. A.

Dissolution

According to Public Deed Number 854, dated February 3, 2003 the Act of the extraordinary meeting of the Shareholders of Aguas del Manantial, S. A. was protocolized, when was approved the dissolution of the company.

Corporate Governance

Corporate Governance policies review

The general policies and procedures of the Board of Directors of Grupo Melo incorporate norms and standards pertaining to Corporate Governance as further described. These norms and standards as applied to Grupo Melo has been established voluntarily.

The operation of the Corporate Governance is made through the comision of members of the Board of Directors while existing an Audit Committee.

Grupo Melo´s Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific guidelines for the functioning of the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control moral and operative risks.
- To establish executive composition policies and Senior Management performance appraisal criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

The Board of Directors functioning guidelines set the following parameters:

- Policies pertaining to information and communication with shareholders and third parties.
- Procedures for decision making and resolution of conflict of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risks control procedures.
- Approval of the following corporate strategic objectives.
- Permanent monitoring and evaluation of administrative and financial management.

Executive Committee

Grupo Melo's Executive Committee meets weekly and its decision are ratified by Grupo Melo S.A.'s Board of Directors at their monthly regular meetings. Clause 9th of the Corporate By-Laws constituted by Grupo Melo S.A., establishes the functions of the Executive Committee which are taking decisions on the administration, objectives and policies applicable to the business concern that cannot wait for the calling of a meeting of the Board of Directors. However, the decisions adopted by the Executive Committee will be subject to the confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors always will act by delegation of the Board of Directors, will be comprised by three (3) Principal Members and three (3) Substitute Members.

The Executive Committee's Principal Members will be persons occupying the position of Board Director-Dignitary whom at the same time are senior operating executive at Grupo Melo and/or its affiliates, and the Substituted Members will be three executives of Grupo Melo and/or its affiliates, designated by the Principal Members.

Board of Directors Permanent Committees

The Auditing Committee, Executive Compensation, and Corporate Governance and Strategic Planning are the three standing committees of Grupo Melo S. A. Board of Directors. These Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000.

On Grupo Melo's Board of Directors extraordinary session celebrated on July 1st, 2000 it was resolved that the Auditing Committee, Executive Compensation and Corporate Governance and Strategic Planning will be composed as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Auditing Committee

Dario Selles - Principal
Manuel D. Cabarcos - Principal
Eudoro Jaen - Principal
Federico F. Melo K. - Substitute

Executive Compensation and Corporate Governance

Antonio Domínguez - Principal
Juan Carlos Fabrega - Principal
Ricardo Delvalle - Principal
Laury Melo de Alfaro - Substitute

Corporate Governance and Strategic Planning

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K.- Principal
Juan C. Fabrega - Principal
Virgilio Sosa - Principal

In the absence of some of the Principal Members on such committees, the Substitute Members will be habilitated to act with the right to vote. The participation of Grupo Melo employees as members of any committee does not represent the payment of allowance.

Grupo Melo's Board of Directors also is accustomed to constitute special committees charged with responsibility to analyze specific issues and to present recommendations to the Board.

Auditing Committee

The functions of the Auditing Committee are:

- Evaluate and approve the audited financial statements of the Group and recommend their ratification by the Board of Directors.
- To study, analyze, review and control selected financial operations for each of the companies composing Grupo Melo and to present recommendations to the Board of Directors resulting from such studies and analysis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Auditing Committee (continued)

- To recommend to the Board of Directors any necessary action of administrative nature resulting from such studies and analysis.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the contracting of external auditors and be informed about their annual work program.
- To analyze the audited and non-audited financial statements of the Group's affiliates as well as the management letters issued by the external auditors, giving adequate follow-up to the auditors' recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant. To verify the implementation of adopted corrective measures resulting from exceptions reported by the auditors.
- To request those graphs, descriptions or narratives showing instituted internal control measures, including programmed controls, and to inform the Board of Directors about the results of the examinations realized with pertinent suggestions.
- To initiate/recommend studies related to the possible application of fiscal incentives.
- To analyze the semi-annual economic results of the Group's affiliates in order to accomplish their appropriate fiscal planning projections and evaluate proposal for the same purpose from the Controller and Internal Auditors.
- To help in the searching for solutions to reduce the Group's short term debt and seek reduction of the debt-to-capital ratio.
- In the process to comply with its functions, the committee could:
  - a) Undertake "in situ" visits/inspections to any of the Group's affiliates and administrative units under previous advise to Grupo Melo's Chief Executive Officer.
  - b) Require the presence before the Committee of the Controller as well as the Chief Internal Auditor, vice-presidents, managers or principal executives of the various subsidiaries, asking their presence with at least a minimum of 2 weeks advance notice and advising them about of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy address to the recruiting and retention of the best executives in the market. For such purpose the Committee will provide philosophical basis and the adequate procedures to the Director of Human Resources so as to offer a positive labor environment, competitive salaries and benefits, as well as opportunities allowing personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Insist in the compliance of the executive work performance evaluation program.
- Undertake anonymous survey among the executive personnel with the intention to establish a level of satisfaction of such group on its working environment,
- Ascertain how the executive personnel is compensated as compared to the industry. Gather information which permit making comparisons of the Group with the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executives compensations in accordance to hierarchical levels.
- Define the level of executive whom must participate in earnings pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- To ascertain for full compliance of the norms of corporate government that govern the operations of Grupo Melo and its subsidiaries
- To recommend amendments or expansion of norms for corporate government to keep them update to changes and new requirements and new demands to the Governance framework.
- To ensure compliance of the institutional Code of Ethic.
- To act as a consulting organism for the elaboration of business strategic projects for consideration of the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Principles of Corporate Ethic

The following Declaration of Principles of Corporate Ethic of the conglomerate of businesses known as Grupo Melo was approved on its Board of Directors regular monthly meeting held on December 29, 2001,

- To assume a responsible and honest attitude toward those we are accountable and to those whom we maintain relations (shareholders, consumers, suppliers, customers, competitors, employees, financial institutions, public entities, general public, among others) maintaining respect to their rights and legitimate interests, avoiding deceive and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of hierarchy within the Group and see that there is no harassment, nor discrimination at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; respond truthfully about our activities within the Group, offer cooperation and work as a team in search of the best profit results for the corporation; be conscious that we belong to a Group and it is our duty to work in the search for its best interest; and utilize the organization assets exclusively for the Group's benefit.
- To make known to the corporation all information relevant to the Group's best interest. No information should be omitted or falsified to nobody, least of all the Shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality of those corporate matters which by their very nature we find in the implicit duty of not revealing them. This commitment must be maintain even after leaving the Group since we had acquired such knowledge because at the moment, it was revealed to us due to our consideration as a privileged member with the tacit obligation of not reveling it.
- Respect private life and recognize that as individuals all have rights, responsibilities and social and family requirements that transcend the corporation environment.
- Act with justice in the granting of opportunities within the Group, as well as in front of those groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

2. Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of the Republic of Panama laws.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Comercial de Materiales, S. A. (before Comercial Madedera, S. A.) Alimentos Melo, S. A., Empacadora Avícola, S. A., Comercial Avícola, S. A., Embutidos y Conservas de Pollo, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A., Avícola Consolidada, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Inversiones Chicho, S. A., Maderas y Materiales de Construcción, S. A., Corporación Pio Pio, S. A. Ali Melo, S. A., Estrategias y Restaurantes, S. A., Restaurantes Melo, S. A., Altos de Vistamares, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Reforestadora El Zapallal, S. A., Reforestadora Los Miradores, S. A., Edificaciones y Materiales, S. A., Financiera Mercantil, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., not held by the Group.

Use of estimates

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory and reserve for seniority premium.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Cash

Cash on hand and in banks, which are held to maturity, are carried at cost.

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolete

Management keeps an established policy for the determination of the provision for slow moving inventory or obsolete based on the type of product, and the inventory rotation. Slow movement or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% as of the 61 month
Agro-industrial tires	- 50% as of the 61 month
Truck tires	- 50% as of the 49 month
Car tires	- 50% as of the 37 month

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolete (continued)

At the subsequent 12 months, the remaining 50% of the monthly cost, is provisioned.

Stores Division	
Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and any impairment in value. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

The values are reviewed as of the date of the balance to review if they are registered over their recoverable value and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in operations.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation. Revenue resulting of the physical growth of the trees is recognized in operations.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Income recognition (continued)

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. Cash

Cash was as follows as of December 31:

	2003	*2002*
Cash on hand	**B/. 54,596**	B/. 60,759
Cash in banks:		
Checking accounts	2,544,991	3,668,496
	B/. 2,599,587	B/.3,729,255

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

4. Notes and Trade Receivable, Net

Notes and trade receivable were comprised of the following as of December 31:

	2003	*2002*
Current portion of notes receivable	**B/. 5,480,435**	B/. 4,184,623
Trade receivables	**15,456,600**	13,192,811
Allowance for doubtful accounts	**(629,626)**	(504,567)
	20,307,409	16,872,867
Accounts receivable - other:		
Employees	**220,757**	163,723
Other	**1,095,669**	1,031,616
	B/. 21,623,835	B/. 18,068,206

Accounts receivable – settlers included in trade receivable in 2003, were registered as part of the inventory in 2002.

5. Loans Receivable, Net

A detail of loans receivable at December 31, is as follows:

	2003	*2002*
Automobile financing	**B/. 231,216**	B/. 292,682
Personal loans	**3,505**	57,387
Commercial loans	**77,277**	117,246
	311,998	467,315
Allowance for doubtful loans	**(174,092)**	(184,376)
	137,906	282,939
Deferred interest	**(87,259)**	(101,533)
Insurance	**(36,342)**	(40,278)
	B/. 14,305	B/. 141,128

6. Inventories

At December 31 inventories are detailed as follows:

	2003	*2002*
Goods and materials	**B/. 16,445,326**	B/. 15,712,660
Machinery and equipment	**1,347,957**	1,175,559
Automobiles and spare parts	**2,552,029**	2,034,012
Poultry, eggs and food	**3,663,345**	5,150,222
Other (tires and batteries)	**1,273,419**	1,600,698
	25,282,076	25,673,151
Allowance for slow moving inventory or obsolete	**64,275**	49,567
	25,217,801	25,623,584
Inventory in transit	**1,724,772**	1,726,356
	B/. 26,942,573	B/. 27,349,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

7. Inventory of Layer Hens

	2003
Reconciliation of book value of layer hens as of January 1, 2003	**B/. 464,245**
Decrease due to sale, fatality and accumulated depreciation of layer hens	**(79,010)**
	B/. 385,235

IFRS 41establishes the presentation of the financial statements and information to be revealed related to the agricultural activity, and the biological transformation of life animals or biological assets. This IFRS has been in effect in annual financial statements starting January 1, 2003 and it does not have to be a comparative information.

8. Investment, at Equity

At December 31, investments were as follows:

	% of Participation	*2003*	*2002*
Procesadora Moderna, S. A.	**50%**	**B/. 1,848,909**	B/. 1,848,909
Endicott International Ltd.	**50%**	**240,000**	240,000
Compañia Ulises, S. A.	**50%**	**134,760**	134,760
Panama Grain Terminal, S. A.	**25%**	**100,000**	100,000
Bulk Cargo, S. A.	**50%**	**37,500**	37,500
Comercializadora Regional Centroamericana, S. A.	**16%**	**50,000**	50,000
		2,411,169	2,411,169
Participation on inicial accumulated losses		**(956,312)**	(822,899)
Participation on yearly (losses) income		**(105,281)**	(133,413)
Participation on losses at end of year		**(1,061,593)**	(956,312)
		1,349,576	1,454,857
Other investments		**59,991**	60,264
		B/. 1,409,567	B/. 1,515,121

The investment in Panama Grain Terminal, S. A. is presented at cost, because the Company did not have operations at December 31, 2003. Grupo Melo, S. A., sold the investment for 4,000 Endicot shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

9. Properties, Equipment and Improvements, Net

		Properties		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2003, net of accumulated depreciation and amortization	B/.	32,149,366	B/.	19,575,783	B/.	477,699	B/.	492,812	B/.	52,695,660
Additions		750,897		3,099,942		497,015		4,459,192		8,807,046
Reclassifications		973,145		788,746		-		(1,761,891)		-
Disposals		(1,100,987)		(1,425,205)		-		-		(2,526,192)
Disposals depreciation		358,714		253,861		-		-		612,575
Depreciation and amortization		(1,393,469)		(3,037,340)		(476,208)		-		(4,907,017)
At December 31, 2003, net of accumulated depreciation and amortization	B/.	31,737,666	B/.	19,255,787	B/.	498,506	B/.	3,190,113	B/.	54,682,072
At January 1, 2003										
At cost	B/.	44,300,826	B/.	51,841,764	B/.	4,940,645	B/.	492,812	B/.	101,576,047
Accumulated depreciation and amortization		(12,151,460)		(32,265,981)		(4,462,946)		-		(48,880,387)
Net carrying amount	B/.	32,149,366	B/.	19,575,783	B/.	477,699	B/.	492,812	B/.	52,695,660
At December 31, 2003										
At cost	B/.	45,225,454	B/.	55,078,552	B/.	5,004,571	B/.	3,190,113	B/.	108,498,690
Accumulated depreciation and amortization		(13,487,788)		(35,822,765)		(4,506,065)		-		(53,816,618)
Net carrying amount	B/.	31,737,666	B/.	19,255,787	B/.	498,506	B/.	3,190,113	B/.	54,682,072

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

10. Forestal Investment

The reforestation investment is regulated by the Executive Law No.89 (from November 8, 1993) which regulates Law No.24 from November 23, 1992 and is as follows:

									Total	
	1996	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	***2003***	*2002*
Reforestadora Los Miradores, S. A.	B/. 527,037	B/. -	B/.101,109	B/. 28,207	B/. 20,117	B/. 21,980	B/. 29,680	B/. 22,208	**B/. 750,338**	B/. 728,173
Reforestadora El Zapallal, S. A.	-	258,000	268,950	250,145	135,379	94,484	118,105	149,494	**1,274,557**	1,124,686
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	93,047	**93,047**	-
	B/. 527,037	B/.258,000	B/.370,059	B/. 278,352	B/. 155,496	B/. 116,464	B/. 147,785	B/. 264,749	**B/. 2,117,942**	B/. 1,852,859

The disbursements made during the 2003 period are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning which are performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. is composed of species such as: teca, pino, cedro espino, laurel, roble, eucalipto, terminalia in a total landscape of 280 hectares. The forestal investment in Reforestadora El Zapallal is compose of species as: cedro espino and teca in a total landscape of 597.3 hectares of which 38.3 hectares represents access road, hunting and security areas.

On a forestal fire which occurred at the end of April, 2003, in Reforestadora El Zapallal, S. A., almost 80 hectares of the cedro espino species were damaged. The trees were affected in a 60% which are been silviculturaly treated in order to save the plantation.

At the present time the Company has recognized profits resulting from changes in the reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes. The profit by increase of 10% was of B/.202,489 less the loss due to the forestal fire in the amount of B/.109,442 generating a profit in the year of B/.93,047.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

11. Accrued Expenses and Other Liabilities

The following is a detail of accrued expenses and other liabilities at December 31:

	2003	*2002*
Reserve for vacations	**B/. 454,739**	B/. 464,681
Income tax and social security	**405,708**	452,471
XIII month	**112,988**	123,767
Managers' participation	**182,132**	120,859
Interests payable	**122,864**	206,359
Payroll deductions and others	**355,067**	132,800
	B/.1,633,498	B/. 1,500,937

12. Credit Agreements

The Group has agreements for short-term credit lines with nine banks up to B/.22,200,000 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of December 31, 2003, the unused portion of the credit lines was B/.18,619,170.

The credit agreements entail the following covenants and guarantees:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends and/or loans to shareholders are allowed up to 50% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

13. Interest - Bearing Loans and Borrowings

At December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*	*2003*	*2002*
Short - term				
Overdraft and bank loans	7.5-11%	2004	**B/. 18,619,170**	B/. 15,178,573
Mortgages	7-12%	2004	**2,692,255**	2,131,179
Capital lease agreements	10.5-11%	2004	**542,761**	395,405
Bonds	8-11%	2004	**6,369,311**	5,778,539
			B/. 28,223,497	B/. 23,483,696

	Interest	*Maturities*	*2003*	*2002*
Long - term				
Mortgages	7-12%	2009	**B/. 6,835,231**	B/. 7,054,950
Capital lease agreements	10.5-11%	2005	**236,626**	234,858
Bank loans		2004	**-**	16,666
Bonds	8-11%	2007	**30,854,160**	34,223,472
			B/. 37,926,017	B/. 41,529,946

Mortgages loans

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the factory Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

13. Interest - Bearing Loans and Borrowings (continued)

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.5,598,670 and B/.5,752,485 in 2003 and 2002, respectively.

14. Industrial Incentives

Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Maderas y Materiales de Construcción, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. were granted by means of its registration in the Offical Register of the Industry, the industrial incentive for the advancement and development of the local industries and exports, foreseed in Law No.3 of March 20, 1986. For Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. this incentive was extended until 2010 and to Maderas y Materiales de Construcción, S. A was extended until 2009

The companies has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories and raw material to be used in the manufacturing of their products.

b) Exemption of income taxes on earnings reinvested in the expansion of the factory's production capacity and for the development of new products.

c) Loss-carryforward to be applied from taxable income for three years following the period in they were incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

15. Income Tax

Major components of tax expense for the year ended December 31 were:

	2003	*2002*
Current:		
Income tax	**B/. (134,456)**	B/. (66,981)
Deferred:		
Income tax	**(71,784)**	(31,806)
Income tax expense	**B/. (206,240)**	B/. (98,787)
Tax benefits from manufacturing tax incentives:		
Total income tax expense without tax benefits:		
Department stores	**B/. (10,231)**	B/. (3,754)
Poultry	**(393,843)**	(126,052)
Machinery	**(20,800)**	(32,372)
Restaurants	**(100,325)**	(25,011)
Real estate	**-**	(2,510)
Services - Edimasa	**(2,146)**	(2,015)
	(527,345)	(191,714)
Tax benefits:		
Poultry	**392,889**	124,733
Total income tax expense	**B/. (134,456)**	B/. (66,981)

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Computation Basis	*2003*	*2002*
Seniority premium	**B/. 975,413**	**B/. 292,624**	B/. 300,390
Carryforward losses	**1,068,030**	**320,409**	369,444
	B/. 2,043,443	**B/. 613,033**	B/. 669,834

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

15. Income Tax (continued)

The Group computed deferred tax asset for the amount of B/.613,033. at December 31, 2003. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,043,443 at December 31, 2003. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to the International Financial Reporting Standards No.12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2003.

16. Dividends Paid

During year 2003, dividends of B/.0.18 per ordinary share (totaling B/.421,036) were declared and paid.

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.369,762) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

17. Segment Information

The Group's operationg businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The stores segment is a wholesale company dedicated to represent and distribute agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is comformed by production, animal feeds, marketing and added value products areas. The segment of foods – animal feeds is where the breeders are raised to maturity to begin their reproductive cycle when hens will produce fertile eggs to supply our incubation facilities. The segment of animal foods is specialized in the production of balanced foods for animals, particulary for poultry. The segment is responsible for selling and distributing processed chicken meats, eggs and poultry derivate products. The segment added value products is the factory Manuel E. Melo responsible for processing and marketing food products made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, and spare parts and tires for passenger and commercial vehicles. Aditionally, provide shop and garage repairs services for vehicles and equipment.

The lumber segment is dedicated to the manufacturing of solid wood and panel doors.

The restaurant segment is the fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is the development of mountain projects with cool climate.

The reforestation segment is where the reforestation projects are made.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

17. Segment Information (continued)

		Eliminations			Grupo
	Consolidated	Dr.	Cr.	Total	Melo, S. A.
ASSETS					
Current Assets					
Cash and cash equivalents	B/. 2,599,587	-	-	2,599,587	252,764
Notes and trade receivable, net	21,623,835	-	-	21,623,835	3,001
Loans receivable, net	14,305	-	-	14,305	-
Dividends receivable - subsidiaries	-	-	249,137	249,137	249,137
Accounts receivable - subsidiaries	-	-	50,867,938	50,867,938	10,241,809
Inventories	26,942,573	-	-	26,942,573	-
Inventories of layer hens	385,235		-	385,235	-
Prepaid income tax	651,369	-	-	651,369	50
Severance fund	1,628,178	-	-	1,628,178	-
Prepaid expenses	710,344	-	-	710,344	-
	54,555,426	-	51,117,075	105,672,501	10,746,761
Non-Current Assets					
Notes receivable, net of current portion	2,234,881	-	-	2,234,881	-
Deferred income tax	613,033	18,321	-	594,712	-
Parceled land for sale	9,083,537	-	-	9,083,537	-
Investment subsidiaries	-	-	20,147,323	20,147,323	18,067,966
Investment, at equity	1,409,567	-	-	1,409,567	150,000
Properties, equipment and improvements, net	54,682,072	-	-	54,682,072	-
Forestal investment	2,117,942	202,490	109,443	2,024,895	-
Other assets	3,861,444	-	-	3,861,444	-
	74,002,476	220,811	20,256,766	94,038,431	18,217,966
TOTAL ASSETS	B/. 128,557,902	220,811	71,373,841	199,710,932	28,964,727
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	B/. 28,223,497	-	-	28,223,497	-
Notes and accounts payable - trade	17,018,688	-	-	17,018,688	27,502
Reserve for seniority premium	2,520,739	-	-	2,520,739	-
Accrued expense and other liabilities	1,633,498	39,688	1,208	1,671,978	2,692
Dividends paid	-	250,345	-	250,345	8
Accounts payable - subsidiaries	-	50,867,938	-	50,867,938	-
	49,396,422	51,157,971	1,208	100,553,185	30,202
Non-Current Liabilities					
Interest-bearing loans and borrowings	37,926,017	-	-	37,926,017	-
Clients deposit	2,660	-	-	2,660	-
Minority interest	86,082	-	-	86,082	-
	38,014,759	-	-	38,014,759	-
Shareholders' Equity					
Issued capital	21,390,853	20,107,635	-	41,498,488	20,435,953
Retained earnings	19,837,246	26,399,751	26,511,119	19,725,878	8,498,572
Deemed dividend tax	(81,378)	-	-	(81,378)	-
Total Shareholders' Equity	41,146,721	46,507,386	26,511,119	61,142,988	28,934,525
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 128,557,902	97,665,357	26,512,327	199,710,932	28,964,727

n es	*División Avícola*	*División Maquinaria*	*División Maderas*	*División Restaurantes*	*División Bienes Raíces*	*División Reforestadora*	*Edificacines y Materiales, S. A.*	*Financiera Mercantil, S. A.*
7,923	863,297	419,119	185,850	376,703	75,084	-	2,643	56,204
7,556	8,365,721	5,483,770	363,586	50,255	1,267,874	-	206,673	2,945,399
-	-	-	-	-	-	-	-	14,305
	-	-	-	-	-	-	-	-
42,804	8,139,441	215,318	7,010,198	101,121	1,171	1,423	22,135	24,492,518
85,520	8,088,063	6,194,828	4,566,037	303,747	104,378	-	-	
-	385,235	-	-	-	-	-	-	-
37,755	284,910	140,486	16,198	51,151	9,274	30	1,016	10,499
00,733	961,574	168,844	42,617	172,776	78,990	-	-	2,644
35,233	590,694	44,605	19,907	11,859	3,177	-	-	4,869
07,524	27,678,935	12,666,970	12,204,393	1,067,612	1,539,948	1,453	232,467	27,526,438
-	-	-	-	-	2,234,881	-	-	-
35,781	167,437	29,966	319,407	30,453	11,457	-	-	211
-	-	-	-	-	9,083,537	-	-	-
21,357	940,000	418,000	-	-	-	-	-	-
-	1,096,824	162,743	-	-	-	-	-	-
020,749	37,393,139	3,701,843	3,868,190	2,288,967	2,337,648	69,020	-	2,516
-	-	-	-	-	-	2,024,895	-	-
140,583	3,080,719	52,225	128,538	98,258	175,151	-	-	185,970
918,470	42,678,119	4,364,777	4,316,135	2,417,678	13,842,674	2,093,915	-	188,697
925,994	70,357,054	17,031,747	16,520,528	3,485,290	15,382,622	2,095,368	232,467	27,715,135
981,651	11,981,148	4,114,322	4,147,697	28,942	1,780,273	-	19,500	2,169,964
976,202	8,128,506	3,840,363	87,125	658,668	201,408	655	69,582	28,677
382,649	1,505,498	221,945	41,980	244,413	120,204	-	-	4,050
218,680	872,149	203,141	56,539	167,933	86,381	-	2,145	62,318
	107,771	93,096	-	48,445	-	-	1,025	-
625,580	11,176,066	6,686,267	11,698,459	2,015,415	903,346	17,813	124,288	9,620,704
184,762	33,771,138	15,159,134	16,031,800	3,163,816	3,091,612	18,468	216,540	11,885,713
-	17,679,866	1,704,560	-	-	3,048,156	-	-	15,493,435
-	-	-	-	-	2,660	-	-	-
-	-	-	-	86,082	-	-	-	-
-	17,679,866	1,704,560	-	86,082	3,050,816	-	-	15,493,435
423,870	9,069,990	1,747,517	2,367,412	150,945	3,132,934	2,076,900	3,582	2,089,385
318,141	9,908,315	(1,579,464)	(1,878,684)	84,447	6,115,604	-	12,345	(1,753,398)
(779)	(72,255)	-	-	-	(8,344)	-	-	-
741,232	18,906,050	168,053	488,728	235,392	9,240,194	2,076,900	15,927	335,987
925,994	70,357,054	17,031,747	16,520,528	3,485,290	15,382,622	2,095,368	232,467	27,715,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

17. Segment Information (continued)

		Consolidated	Eliminations Dr.	Eliminations Cr.	Total	Grupo Melo, S. A.
Revenue						
Net sales	B/.	134,731,226	-	-	134,731,226	-
Net sales - affiliated external		-	22,678,527		22,678,527	-
Profit resulted from changes in the reasonable value less estimated cost until the point of sale of the layer hens inventory and the reforestation investment.		- / 93,047	- / 109,443	- / 202,490	- / -	-
Gained dividends		-	676,765	-	676,765	676,765
Gained interest		733,921	1,253,368	-	1,987,289	-
Other income		820,179	1,681,648	-	2,501,827	3,627
Total income		136,378,373	26,399,751	202,490	162,575,634	680,392
Cost and expense						
Cost on sales		72,222,207	-	22,678,527	94,900,734	-
General and administrative expenses		51,051,787	-	1,681,648	52,733,435	25,508
Depreciation and amortization		4,907,017	-	-	4,907,017	-
Interest and financial charges		5,598,670	-	1,253,368	6,852,038	-
Total cost and expense		133,779,681	-	25,613,543	159,393,224	25,508
Income from operating activities before income tax		2,598,692	26,399,751	25,816,033	3,182,410	654,884
Income tax:						
Current		134,456	-	-	134,456	-
Deffered		71,784	-	-	71,784	-
		206,240	-	-	206,240	-
Income from participation in investment loss and minority interest		2,392,452	26,399,751	25,816,033	2,976,170	654,884
Participation in investment loss		(105,281)	-	-	(105,281)	-
Minority interests		(23,714)	-	-	(23,714)	-
Income (loss) before bad debt provision expenses for subsidiaries		2,263,457	26,399,751	25,816,033	2,847,175	654,884
Net income (loss)	B/.	2,263,457	26,399,751	25,816,033	2,847,175	654,884

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Consolidated	Eliminations Dr.	Eliminations Cr.	Total	Grupo Melo, S. A.
At January 1, 2003	B/.	17,994,825	-	18,321	17,976,504	8,265,367
Net income (loss)		2,263,457	26,399,751	25,816,033	2,847,175	654,884
		20,258,282	26,399,751	25,834,354	20,823,679	8,920,251
Dividends paid		(421,036)	-	676,765	(1,097,801)	(421,679)
At December 31, 2003	B/.	19,837,246	26,399,751	26,511,119	19,725,878	8,498,572

...ión ...enes	División Avícola	División Maquinaria	División Maderas	División Restaurantes	División Bienes Raíces	División Reforestadora	Edificacines y Materiales, S. A.	Financiera Mercantil, S. A.
885,598	66,037,321	17,768,483	1,382,832	10,227,262	4,429,730	-	-	-
349,284	10,539,147	1,193,373	8,149,246	447,477		-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
33,390	30,748	23,463	5,267	-	325,996	-	-	1,568,425
301,075	1,172,532	44,184	17,940	58,341	167,232	-	36,149	700,747
,569,347	77,779,748	19,029,503	9,555,285	10,733,080	4,922,958	-	36,149	2,269,172
,592,997	39,125,724	14,661,668	6,858,124	4,362,038	1,300,183	-	-	
,835,881	31,361,168	3,243,564	1,434,809	5,928,573	2,196,515	-	28,905	678,512
652,207	3,005,032	247,147	395,502	410,300	185,993	-	-	10,836
468,723	2,974,682	608,783	689,425	12,855	558,854	-	-	1,538,716
',549,808	76,466,606	18,761,162	9,377,860	10,713,766	4,241,545	-	28,905	2,228,064
19,539	1,313,142	268,341	177,425	19,314	681,413	-	7,244	41,108
10,231	954	20,800	-	100,325	-	-	2,146	
(1,023)	(1,559)	(258)	73,067	190	-	-	-	1,367
9,208	(605)	20,542	73,067	100,515	-	-	2,146	1,367
10,331	1,313,747	247,799	104,358	(81,201)	681,413	-	5,098	39,741
-	(50,871)	(54,410)	-	-	-	-		
-	-		-	(23,714)	-	-		
10,331	1,262,876	193,389	104,358	(104,915)	681,413	-	5,098	39,741
10,331	1,262,876	193,389	104,358	(104,915)	681,413	-	5,098	39,741
312,472	8,805,015	(1,655,127)	(1,983,042)	262,949	5,740,878	-	8,386	(1,780,394)
10,331	1,262,876	193,389	104,358	(104,915)	681,413	-	5,098	39,741
322,803	10,067,891	(1,461,738)	(1,878,684)	158,034	6,422,291	-	13,484	(1,740,653)
(4,662)	(159,576)	(117,726)	-	(73,587)	(306,687)	-	(1,139)	(12,745)
318,141	9,908,315	(1,579,464)	(1,878,684)	84,447	6,115,604	-	12,345	(1,753,398)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

18. Basic Earning per Share

Basic earnings per share must be calculated by dividing the year's net income, per the number of shareholdes or common shares or the number of shares issued and in circulation.

	2003	*2002*
Net income to be granted to shareholders Common shares for basic earnings	**B/. 2,263,457**	B/. 1,055,961
Number of common shares issued Applicable for basic net income per share	**2,328,314**	2,328,314
Basic earnings per share	**B/. 0.97**	B/. 0.45

There are no other transactions refered to common shares since the date of the report and before the finishing of these financial statements.

19. Directors Fees

The executive members of the Board of Directors received fees for B/.433,267 (2002 – B/.439,511). The non-executive members (vice president and controller) received fees for B/.368,320 (2002 – B/.326,313). The non executive members received fees for B/.13,323,800 (2002 – B/.13,860,157).

20. Other Income

	2003	*2002*
CATS	**B/. 339,413**	B/. 161,581
Services	-	134,176
Uncollectable accounts	**69,221**	100,568
Rentals	**89,242**	76,669
Sale of fixed assets	**42,561**	48,044
Freight	**11,656**	47,226
Void Checks	-	8,938
Indemnization	-	8,819
Commissions	**7,962**	8,277
Dividends	-	987
Dried corn process	**236**	576
Miscelaneous	**259,888**	25,0711
	B/. 820,179	B/. 846,572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

21. General and Administrative Expenses

The following is a detail of general and administrative expenses for the years ended December 31:

	2003	*2002*
Salaries, commissions and premiums	**B/.14,414,303**	B/. 13,999,623
Indemnities and severance fund	**424,396**	421,280
Bonuses and XIII month	**2,315,821**	2,341,320
Payroll taxes	**2,038,460**	2,004,965
Insurance and professional risks	**281,907**	254,805
Attendance fees and representation expenses	**804,989**	753,228
Employees participation in earnings	**193,412**	134,282
Travel, allowance and transportation	**993,501**	961,384
Legal and professional fees	**1,811,347**	1,602,203
Cable and telegram	**1,593**	2,132
Insurance	**610,636**	525,211
Rent	**1,421,962**	1,422,335
Electricity, telephone and water	**3,782,906**	3,667,696
Repair and maintenance	**2,859,283**	2,653,481
Cleaning	**1,121,431**	1,007,886
Inventory	**161,653**	36,002
Packaging, bags and paper	**2,163,901**	2,344,096
Office expenses	**721,791**	685,367
Stamps and sealed paper	**196,258**	234,168
Taxes	**772,880**	775,459
Bad debts	**513,067**	537,043
Donations and contributions	**31,607**	72,574
Delivery, freight and transport	**2,249,082**	2,213,897
Fumigation and medical expenses	**817,500**	1,023,649
Advertising	**1,376,977**	1,263,467
Bank charges	**384,455**	496,104
Poultry depreciation and amortization	**1,303,526**	1,324,788
Gas and lubricants	**1,533,220**	1,709,975
Vehicle	**426,835**	288,012
Vehicle maintenance and spare parts	**797,191**	973,251
Supply and materials	**612,673**	681,060

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

21. General and Administrative Expenses (continued)

	2003	2002
Breeds	B/. 309,403	B/. 349,265
Sales tax	790,568	509,156
Vacations reserve	1,045,168	976,172
Selling expenses	1,007,297	1,493,666
Tools	34,203	26,439
Penalties and charges	3,395	6,935
Employee benefits	988,566	893,876
Services and purchases	260,547	192,110
Seniority premium expense	386,221	314,547
Equipment rent	105,536	175,053
Organization expenses	27,081	124,158
Lumber inventory adjustments	321,155	-
Miscellaneous	444,720	771,025
Expenses transferable to cost	(1,810,636)	(3,164,582)
	B/. 51,051,787	B/. 49,078,563

22. Commitments and Contingency

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

	2003	2002
Within one year	B/. 542,761	B/. 395,405
After one year but not more than five years	236,626	234,858
	B/. 779,387	B/. 630,263

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

22. Commitments and Contingency (continued)

Technology license and technical assistance agreement (continued)

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200,000.

Contingency

Civil Proceedings

There is a civil proceeding filed by Pavensa Overseas, S. A. against Grupo Melo, S. A., Cultivos Tecnicos de Panama, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. where the plaintiff claim damages, including lost profits, pain and suffering, social and comercial, with respect on the constructions defects of a house of the plaintiff located in el Valle de Antón, Cocle province. The quantity of the claim is B/.500,000. The process is located in the Superior Court in appeal because both parties appeal against the lower Court Judgement No.24 of July 8, 2003.

The appeal judgement sentenced jointly and severally Altos de Vistamares, S. A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. the amount of B/.19,773 for damages, labor and materials destinated for the construction of improvements by the plaintiff and pending works.

Complaints

Civil Proceedings

There is a civil proceeding filed by Olmedo Acevedo Sevillano, Eduardo Bustamante Domingo Gonzalez, G., Armando Paredes y Rolando Morales against Melo y Cia., S. A. and others. This complaint is pending of admission and evidence practice.

There is a civil proceeding filed by Import Export Company Limited (Amex Ltd.) against Arias & Arias Consulting, Cambria Mystic Corp., and Maderas y Materiales de Construccion, S. A., This complaint is pending of transfer.

Criminal and Administrative actions

Criminal process for felonious homicide (Car accident) against Rolando Vargas, where a motion of damages was filed against Melo y Cia., S. A. (Penonome & Chorrera), actually Melo y Cia. for the amount of B/.2,377,913. The hearing took place on December 29, 2003 and is located in the first Criminal Court of Penonome, pending for a veredict.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

22. Commitments and Contingencies (continued)

Criminal and Administrative actions (continued)

The administration explain to us that the Group has a Insurance policy for Civil Responsibility which will cover all the damages caused during the accident, if it was found responsible of the incident.

There are eight administrative actions in the appeal stage in their respective courts and criminal processes for crimes against life and personal integrity (Personnal Lesions or Felonious Homicide) which were also the result of car accidents in which there are involved personnel and vehicles property of Grupo Melo, S. A. y Subsidiarias.

In both administrative and criminal processes the lawyers are defending energically all the interests of Grupo Melo, S. A. y Subsidiarias. However, if the outcome of all these processes goes against Grupo Melo, S. A. y Subsidiarias, the Company may be subject to lawsuits for damages and injuries caused by car accidents, which originate these processes.

Labor Processes

Labor process for the annulation of the termination of labor relation filed by Juan Manuel Peña against Grupo Melo, S. A. and/or Empacadora Avicola, S. A. The economic risk of declaring void the mutual agreement would cause to accept that the labor relation is not over, plus hence owed salaries, the lawyer fees.

Poultry Division

Labor process for injustified laid off filed by Arly Chacon Hernandez against Empacadora Avicola, S. A. which is pending for veridict in the Supreme Court of Labor. The economic risk is approximately B/.9,000.00.

Lumber Division

Labor process for injustified laid off filed by Jose Gomez against Comercial Madedera, S. A.(previously Comercial de Materiales, S. A.) in which the suit party claims reintegration to his position, owed salaries, and the return of an amount of money that was suposly illegally discounted to the employee. The economic risk is of approximately B/.7,833. The process is on the Conciliation and Decision Board who will notify the parties the date of the hearing.

At the date of the Balance Sheet, no provision was made in order to cover any of these complaints.

RECEIVED
2004 MAY 21 A 11:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF PANAMA
NATIONALSECURITIES COMMISSION

FORMULARY IN-T
ANNUALLY UP DATING REPORT*

GRUPO MELO, S.A.

Year ended on December 31, 2003

I PART

1. INFORMATION RELATED TO THE CORPORATION

   A. Issuer History and Development
   B. Issuer Partnership Agreement and By-Laws
   C. Description of the Business
   D. Organizational Structure
   E. Properties, Plants and Equipment
   F. Research and Development, Patents, Licenses, Etc.
   G. Information related to Tendencies.

I. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS.

   A. Liquidity
   B. Capital Resources
   C. Results of the Operations
   D. Analysis of Perspectives.

II. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.
   A. Identity
      1. Directors, Dignitaries, Executives and Managers
      2. High level employees and advisers.
      3. Legal Advisers
      4. Auditors
      5. Designations due to agreements and understandings.
   B. Compensations
   C. Practices of the Board of Directors
   D. Employees
   E. Capital Stock Proprietorship

III. PRINCIPAL STOCKHOLDERS

   A. Identity, number of stocks and changes on the stocks percentage own effectively the person or persons that exercise the control.
   B. Tabulate presentation of the issuer stock composition.
   C. Comptroller person
   D. Changes on the stock control

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public

IV. RELATED PARTIES, BINDS AND AFFILIATIONS.

A. Identifications of the business or contracts of the related parties.
B. Interest of Experts and Advisers

V. FISCAL TREATMENT

VI. CAPITALIZATION STRUCTURE.

A. Summary of the Capitalization Structure.

1. Stocks and Participation Securities
2. Debt Securities

B. Description and Rights of the Securities

1. Stocks Capital
2. Participation Securities
3. Debt Securities

C. Information Related to the Market

II PART
FINANCIAL SUMMARY

A. Presentation applicable to the issuers of the commercial and industrial sector.

III PART
FINACIAL STATEMENTS

IV PART
CORPORATIVE GOVERNMENT NORMS

V
PUBLISHING

1. Identifying the publishing media by which means has been disclosed or will be disclosed the Yearly up grading report and the name of the media.
2. Date of the disclose
3. Signature

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
ANNUALY UP DATING REPORT

Year ended on September 30th, 2003

ISSUER TRADE NAME:	GRUPO MELO, S.A.
REGISTERED SECURITIES:	COMMON STOCKS
ADDRESS:	VIA ESPAÑA 2313, RIO ABAJO
TELEPHONE:	221-0033 FAX 224-2311
EMAIL:	dirfinanzas@grupomelo.com

I. INFORMATION RELATED TO THE COMPANY

A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is an organized corporation and existing conforming with the Laws of the Republic of Panama, as it is registered in the Public Document No.5316 of August 16, 1977, registered in Micro jacket 021223, Film 1020, Frame 0524, in the Section of Mercantile Microfilm of the Public Registry, since January 5 of 1978. From the beginning of its organization the Grupo Melo, S.A. has reformed on various occasions the dispositions of its Trade Mark. Grupo Melo, S.A. is a corporation registered in the National Security Commission and its shares are listed and negotiated through the Bolsa de Valores de Panama, S.A. (Panamanian Stock Exchange). Its main office are located in Via España 2313, Rio Abajo, its mail address is Apartado 333, Panama 1, an its telephone is 221-0033 and fax 225-2311.

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by 35 corporations (subsidiaries) grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services. Grupo Melo started operations in 1948 with a store of agriculture products founded by Manuel E. Melo.

At December 31, 2003, Grupo Melo, S.A. owns the 100% of the stocks issued and circulating of the 35 operative corporations that consolidate on a holding company.

B. Trade Mark and By-Laws of the Requesting Party.

Specifications applicable to business or contracts between Grupo Melo, S.A. and one or more of its directors and dignitaries, on which they have interests, on a direct or indirect way.

Any director could have a remunerated position in the corporation besides the position of director. No contract, act or transaction of this corporation with any natural or juridical person, will be affected or invalidated due to that an shareholder, director or other person related with the corporation be part or have interests in such contract, act or transaction, or is in anyway related with that natural or juridical person, and anyone that in the future could be a director on this corporation is relieved of any responsibility that could be befall unto him for contracting with that corporation for its own benefit or in the benefit of any natural or juridical person, on which could be in any way interested, and no shareholder will be forced to render account to the corporation of any benefit or compromise that emanates of any contract, act or transaction, tanking into consideration that always should made it known to the other directors or dignitaries of the corporation his interests in that contract, act or transaction be it before or at the moment on which that contract, act or transaction was been discussed, celebrated and approved by the Board of Directors.

Conditions that control the way on which the annual general assemblies and the extraordinary assemblies are summon.

The shareholders gathered in the Share Holders General Assembly constitute the supreme power of the corporation, which will meet previous summons for a meeting of no less than five (5) days nor more that thirty (30) calendar days in advance or by express resigning of part of the shareholders to be summon to celebrate a Shareholders General Assembly, ordinary or extraordinary.

The summons may be done by personal delivery or by mail of the summon for each shareholder registered with right to vote or by the publishing of the summons for the meeting on a national circulation newspaper for three (3) consecutive days or by both systems jointly.

For the summons for the meeting of a Shareholders General Assembly it will be taken into consideration those shareholders that are duly registered in the corporation for at lest thirty (30) calendar days before the date of the meeting.

All the decisions adopted in any meeting of a shareholders General Assembly will be taken for shareholder simple majority of the shareholders present in the meeting, taking into consideration that must exists a regulatory quorum in order to celebrate the meeting.

The shareholders will have the right to issue one (1) vote for each share, but in no case will be able with a vote of the majority deprive the shareholders of the acquired rights not impose a resolution contrary to the Trade Mark or to the By Laws.

Grupo Melo, S.A. does not contemplate any kind of limits in the rights to own of securities, neither to change the rights of the shareholders, nor to modify the capital to be stronger than those required by the Law.

C. Description of the Business

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. in the corporation holding the mother stocks.

Grupo Melo is a corporation of companies which activities are diversified in different areas of trade and industry. Inside the Grupo Melo is divided in "Divisions" (Wood, Stores, Food, Restaurants, Real State, Machinery and Services) as per the activity developed by the companies that form the Grupo Melo grouped in 7 divisions as follows:

Food Division: Dedicated to raising the reproducing hens for the production icicle, fertilized eggs and chicken to be processed, distributed and commercialization of the products based on chicken meat and fresh eggs under the trade mark "MELO". Owns farms for reproduction and raising chicken and diversity of farms for hatching, eggs packing, processing and distribution of chickens. Owns the more modern production plant of aggregated value products of chicken meat for export in the region. Through this division handles an strategic alliance with Tyson Foods, Inc., the world greater poultry production factory.

Stores Division: Operates twenty six agriculture and cattle raising stores, two stores by department HomeCenter MELO, five Pet & Garden MELO, eight construction material stores COMASE, three distributors of agriculture and cattle raising inputs wholesale stores MELO, two stores specialized in Wood panels Placacentro Masisa and one wholesale distributor of construction material. This Division also manages the reforesting projects of the Grupo Melo.

Machinery (equipment) Division: Dedicates to the sale of agriculture and construction heavy equipment, commercial vehicles, tires, batteries, spare parts and services workshop. Distributes the Line ISUZU and in an exclusively way for the Republic of Panama the JOHN DEERE agriculture and construction heavy equipment. Also distributes exclusively the lines of the tires General, Sumitomo, Kumho and Continental. Has been designated as the distributor of the Fiat vehicles made in Brazil.

Wood Division: This division operates a fabric of wood doors, frames and molds for the local market and for exportation. Has investments in reforesting that has as the objective to procure a future sustained supply of the raw material for its operations.

Restaurants Division: Operates the greater fast food chain restaurants with 37 locations based in chicken meat. "PIO PIO" restaurants is oriented towards the median and low income clients.

Real State Division: Directed to the development and sale of plots of ground in the country with fresh environment in the mountain near to the metropolitan area (Cerro Azul and Sora). Promotes projects of family cohabitation, relaxation and restfulness. Had success selling plot of land is Sora to foreigners.

Services Divisions: Give support to the other companies of the Group in management, comptroller, risks, credit and finance, auditing, data processing, legal services, human resources and research and developing.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the stock holding, the only tribute paid to the State Government is done in concept of payment of the unique rate.

Does not exists any process administrative, judicial nor arbitrage of conciliation pending, of any nature that to be given an adverse sentence could have incidence or significant impact in the business or the financial condition of Grupo Melo, S.A.

D. Organizational Structure

NAME OF SUBSIDIARY/ DIVISION PARTICIPATE	JURISDICTION & LOCATION	STOCK
FOOD DIVISION		
Alimentos Melo, S,A.	PANAMA	100%
Empacado Avícola, S.A.	PANAMA	100%
Enpolladora Panamá, S.A.	PANAMA	100%
Comercial Avícola, S.A.	PANAMA	100%
Embutidos y Conservas de Pollo, S,A.	PANAMA	100%
Sarasqueta y Cía. S.A.	PANAMA	100%
Bolmesa, S,A.	PANAMA	100%
El Zapallal, S.A.	PANAMA	100%
Reforestadora Los Miradores, S,A.	PANAMA	100%
Empacado Avícola, S.A.	PANAMA	100%
STORES DIVISION		
Melo y Cia., S,A.	PANAMA	100%
El Agricultor Panamá, S.A.	PANAMA	100%
Inmobiliaria Los Libertadores, S.A.	PANAMA	100%
Distribuidora Cartago, S,A.	PANAMA	100%
MACHINERY (HEAVY EQUIPMENT) DIVISION		
Cia. Panameña de Maquinaria, S.A.	PANAMA	100%
Copama Azuero, S,A.	PANAMA	100%
Copama David, S.A.	PANAMA	100%
Turín Motors, S,A.	PANAMA	100%
Inversiones Chicho, S.A.	PANAMA	100%
WOOD DIVISION		
Maderas y Materiales de Construcción, S,A.	PANAMA	100%
Ingenieria y Maderas, S.A.	PANAMA	100%
RESTAURANTS DIVISION		
Restaurantes Melo, S,A.	PANAMA	100%
Corporación Pío Pío, S.A.	PANAMA	100%
Ali Melo, S,A.	PANAMA	100%
Estrategias y Restaurantes, S.A.	PANAMA	100%
REAL STATE DIVISION		
Altos de Vistamares, S,A.	PANAMA	100%
Desarrollo Urania, S.A.	PANAMA	100%
Desarrollo Ana Luz, S,A.	PANAMA	100%
Desarrollo Amaya, S.A.	PANAMA	100%
Desarrollo Oria, S,A.	PANAMA	100%
Desarrollo Nuario, S.A.	PANAMA	100%
SERVICES DIVISION		
Edificaciones y Materiales, S,A.	PANAMA	100%
Financiera Mercantil, S.A.	PANAMA	100%

E. Properties, Plants and Equipment

The Grupo Melo net properties, equipment and improvements decreased from US55.24 millions on December 21, 2001 to US$52.69 millions at December 31, 2002 which represents a 4.6%. The Grupo Melo principal assets, by division, are the following:

Food Division: Has farms with reproducing hens, hatches, fattening laying eggs hens, located in Cerro Azul, Pacora and Gatuncillo, Colon. The company Sarasqueta and Cia. Have a plant to produce fodder located in Mañanitas. Empacadora Avicola has a plant of Processing located in Juan Diaz and distributors located in Panama, David and Aguadulce. Embutidos and Conservas de Pollo, S.A. has a sausage processing plant in Pueblo Nuevo and a modern plant of Posterior Processing in the area of Juan Diaz (Planta Manuel E. Melo). We are building a new plant of protein rendering.

Stores Division: Have buildings located in Rio Abajo where we have the stores El Agricultor, Melo Home Center, Storage Rooms and the administrative offices. Also have a property in Tumba Muerto where we have one Melo Home Center branch and properties in David and Chitre where have been build Agriculture and Cattle Raising stores.

Machinery (Heavy Equipment) Division: Its principal asset is the building COPAMA in Villa Lucre where operates the Main Office of this Division. Also have properties in Azuero and David.

Wood Division: Has a sawmill and factory of doors in Cabuya.

Aditionally, the Group has other assets (land, minor constructions, improvements, etc) distributed along the whole country.

F. Research and Development.

Grupo Melo distributes its field of research and developing in two big areas:

Research Department: Is in charge on a constant performance of studies related to nutrition, poultry handling and control by means of experiments and project performance. On the last ones have been performed multiple experiments looking forward to implement the efficiency and improve the weigh and health of the fowl. This is performed by the handling of information in farms, hatches, and plants of chicken and poultry food.

Department of Studies and Development: Dedicated to the feasibility studies, before a project is done, designing, construction and maintenance of the infrastructure of the group divisions.

G. Information related to Tendencies.

According to the negotiations of the adhesion of Panama to the World Trade Organization, is foreseen that the national demand for poultry products will be satisfied with the national production and a contingent of imported chicken meat. The nature of the competence is basically the control of expenses as the product differentiation is low, and that is way the efforts of the Panamanian companies is directed to go on complying with the internal necessities and to achieve the export of fresh and processed poultry products, preferable those that involve a higher aggregated value. That is way the Food Division of Grupo Melo has prepared widening its production capacity, installing advanced technology equipment and building a modern plant for posterior processing looking forward for the export of aggregated value products to the region markets. The imminent free trade treaty with Taiwan will open to the Grupo real possibilities for the exportation of aggregated value poultry products. The next opening of a protein rendering plant completes the vertical integration cycle of the Food Division.

The Grupo Melo Wood Division through its investments has achieved to export its products of engineering by the use of real mahogany wood to guarantee the product to the client during the whole life of same, taking care of the special requests related to finishing demanded by the clients.

II. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATAIVE STATEMENTS.

A. Liquidity

At closing of 2003 the total current asses remains at the same level that at the end of 2002. It shows and inventory increase due to the opening of 10 new points of sale in the Store Division and the inventory increasing in grains used has raw material for the poultry food caused for the increase of prices at international level. This increase is leveled by a decrease in the cash position due to the canceling of commitments at the closing of the year.

The Grupo Melo current reason finished in 1.06 times, which represents a deterioration related to the 2002 closing when it marked 1.18 times. This situation is product of the increasing in 20.98% of the short term payable debt that includes reclassifying as current the maturity in two series of bonds in December 2004 for a total amount of US$5.2 millions.

B. Capital Resources

At December 31, 2003, Grupo Melo and its Subsidiaries maintained total assets for an amount of US$127.7 millions which represents an increase of 2.15% related to the 2002 closing. Besides the inventory increase, you can see an increase of 3.6% in Properties, equipment and improvements of US1.94 millions. This increase is principally done for the performance of the investment budget where the principal projects are the Protein Rendering Plant, new agricultural stores and new Pio Pio Restaurants. The depreciation expense has decrease on a 9.73% versus the previous year due that it was postponed the renewal of the vehicles flotilla and for that the contracting of new leasing. This decrease in the depreciation expenses contributes to the increase of the line of Property, Plant and Equipment at the end of 2003.

The Grupo Melo total liabilities closes the 2003 with an increase of 1.07% versus the 2002 closing, while the total assets increased 2.15% for the same period. The total of Grupo Melo liabilities in only US$922 thousand due to the Grupo Melo financial programs and the handling of the cash flow that allowed the financing of the investment budget and the payment of the compromises acquired. The capital ended with an increase of 4.49% on December 2003 versus the closing of the previous year.

The Grupo Melo Financing Strategy and the handling of the cash flow, as well as the performance of the investments and operations budgets for 2003, has given a result a relation debt to capital of 2.11, lower that 2.18 that we have at closing on December 2002.

C. Results of the Operations

At December 31, 2003, the Grupo Melo consolidated incomes increased in 17.27% (US$20.22 millions) against the last year end, reaching the number of US$137.35 millions, compound of net sales, accrued interest and other incomes. The increase of the total of the consolidated income is principally achieved to the new points of sales in the Divisions of Stores and Restaurants, the strengthening of the exports in the Food Division and the efforts of the Machinery (Equipment) Division. Following a detail of the Grupo Melo net sales by Divisions on thousands of dollars:

Division	Dec.2003	Dec.2002	Change($)	Change(%)
Food	66,501	52,307	14,193	27.13%
Stores	34,886	31,352	3,534	11.27%
Real State	4,430	4,400	30	0.68%
Machinery	17,768	16,734	1,035	6.18%
Restaurants	10,675	9,500	1,175	12.37%
Wood	1,383	1,362	21	1.55%
Total	135,642	115,642	19,988	17.28%

At the closing of 2003 the cost of sales represents a 52.92% of the total incomes which produces a raw margin of 47.08% versus the 52.57% at 2002 closing. Nevertheless, the Grupo sales improving, the policies of control of the administrative expenses and the savings in the financial expenses, have as a result a net profit of US$2.17 millions (net margin of 1.58%) accumulated at December 31, 2003, which is significatively better that the same period of 2002 when the Grupo closed with aprofit of only US$1.05 millions (netmargin of 0.90%). This profit produces a ROE of 4.30% versus the 2.34% that we have at the last year closing.

D. Analysis of Perspectives.

In the next weeks will start the operation of the new Rendering Plant that allows the protein rendering of the viscera, blood and feathers which were wasted and that will be transformed on chicken flour (Poultry Meal) through this process. The use of chicken flour is a measure to counteract the increase of the corn and soy international prices, principal ingredients for the poultry feeding. Besides, continues the improvement of the conversion efficiency (gaining of weight versus food consumption) in the Grupo farms and expenses control.

The introduction of Melo products in the Chain La Fragua has allowed to begin the process of consolidation of the trade mark Melo in Guatemala, four of the five concepts that belong to La Fragua have the demonstration of the Melo products (Clubco, Paiz, Hiper Paiz and Maxi Bodegas). Added to this and based in the results obtained at this date we have developed plans and strategies in order to achieve the registering of the products of aggregated value in the fifth format of La Fragua called "La Despensa" that have 65 stores. The Group La Fragua is located in Guatemala, Honduras and El Salvador, its points of sale are over 160 locations and controls a third of CARHCO (Central America Retail Holding) a conglomerate of annual sales that are over the US$ 1,800 millions. Other important aspect in the international trade was the incorporation of the franchise Wendy's from El Salvador and Honduras to the exports of the Planta Manuel Melo. The perspectives for the Colombian market are optimist, the hiring of a territory manager will permit Melo to perform a better job of supervision and commercialization. The expanding of sales in food service and the widening of the Melo and Tyson line in the market will allow a positive development of the exports to that country.

The 2004 budget contemplates, so much local as in exports, an aggressive increase in the sales volumes and market participation. The strengthening of the commercialization step will allow the developing of vital activities on sales, marketing and publicity that will allow to reach the proposed sales number. The signature of the TLC with Taiwan opens the opportunity for the export of products of aggregated value to that Asiatic country. We are performing the corresponding proceedings to be able to ship the first order during the second half of 2004.

In the Real State Division we also continue working in the access to international clients. The promotion of sales to this segment is still a north in the sales strategy of Altos Vistamares, S.A. With the purpose to place firmly the sales, we are participating in the Annual Congress of the FIABCI (International Federation of Real State) in San Jose, Costa Rica, where the project will be promoted trying to reach part of the wide demand of similar projects that Costa Rica have. With this same objective and with the toil of presenting each day a more attractive project we started the developing of summer houses in Altos de Maria presenting in this way a high quality finished product for a each time more demanding market. We had success in the sale of plots of ground to foreigners (north American and Canadians).

Recently we started the distribution in the line of FIAT vehicles made in Brazil with a variety of models of passengers and commercial vehicles. In this way we continue developing the strategic plan of the Machinery (equipment) Division that is looking forward to complement the Division actual lines and increase the use of is fixed assets.

For 2004 we have the project to continue with a substantial increase of the export of solid doors for which we are negotiating a contract with the principal dealer in the Dominican Republic. In this same step, we continue negotiating with dealers of diverse regions of the United States of America with the objective to convert the proof exports that have been performed to this market in constant exports.

The investment budget of the Restaurants Division includes the opening of three new Pio Pio restaurants. In the next weeks we will be opening the first of these in the Centro Comercial Los Andes. With these openings look forward to widening the market covering and to improve the Division results.

The Store Division in planning to finish its coverage at national level with the opening of three new Almacenes Agropecuarios (Agricultural Stores) in 2004. Also are studying the possibility to expand the chain of Agricultural Stores to an international level with preference to the Central American area.

III. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.

A. Identity.

Directors, Dignitaries, Executives and Managers.

The Directors and Dignitaries of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S.:	DIRECTOR - PRESIDENT
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311

Economist. Director - President of Grupo Melo, S.A. and of all the other companies that form the Grupo Melo. Within his duties are the direction and advisor in the decision taking of the vice presidents of the Divisions of Grupo Melo. Is responsible of the performing of the Grupo Melo before the Board of Directors. During the last years has hold different public positions as Minister of Labor, Minister of Treasury, Minister of Trade and Industries and General Director of IRHE. Is director on multiple local corporations and founder member of the Foundation Manuel E. Melo.

ARTURO D. MELO K.:	DIRECTOR - SECRETARY
Nationality:	Panamanian
Date of Birth:	October 14, 1953
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311

Director – Secretary of Grupo Melo, S.A. and Treasurer of all the other companies that conform the Grupo Melo. B.S. with Magister in Business Administration. His duties as Executive Chief of Operations of the Operations of the Companies Producers of Food of the Grupo Melo are: to supervise the financial operations and handling the companies of Grupo Melo and to coordinate the executives in the development of their duties.

EUDORO JAEN ESQUIVEL	DIRECTOR TREASURER
Nationality:	Panamanian
Date of Birth:	April 29,1935
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	dirfinanzas@grupomelo.com

B.S. on Agricultural Science and Magister in Agricultural Science in the University of Arkansas. Worked for 30 year in the Chase Manhattan Bank on different positions in Panama, Trinidad and Tobago, Italy, England, U.S. Virgin Islands and Chile. Has hold important positions in different institutions within which stands out Caja de Ahorros, Banco Nacional de Panama, Executive Direction of the Banking Associations and Negotiator of the Extern Debt of the Republic of

Panama. Participates in the Board of Directors of various corporations. Enter the Grupo Melo in 2002 as Vice President of Finances, Planning and Treasure.

NICOLAS ARDITO BARLETTA P.	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	December 16, 1959
Commercial Address:	Edificio Cable Onda- Calle 50, Frente Telemetro
Mail Address:	P.O. Box 555-0593, Paitilla
Telephone:	206-7602
Fax:	223-7076
E-mail:	dirfinanzas@grupomelo.com

Industrial Engineer on research and operations, with master in Business administration, specialization in financing, marketing and corporative strategy. Actually is the General Manager of Corporacion MEDCOM.

MANUEL D. CABARCOS	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 9, 1931
Commercial Address:	Calle 45 Bella Vista, Edif. Urraca, Piso 8
Mail Address:	P.O. Box 4341, Panama 5
Telephone:	264-6655
Fax:	264-5204
E-mail:	dirfinanzas@grupomelo.com

Chemical Engineer, Industrial, Entrepreneur, Director of Multiple corporations. Hold high positions in Combustibles de Panama, Texaco de Panama Inc., Azucarera Nacional and Azucarera La Estrella. Was the Vice President of the Bolsa de Valores de Panama, S.A. Actually is the President of Grupo Cambios.

RUCARDO E. DELVALLE P.:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	September 2, 1962
Commercial Address:	Altos de Amador Oficina 1102, Amador
Mail Address:	P.O. Box 32, Balboa, Ancon
Telephone:	211-3717
Fax:	211-3719
E-mail:	delvalle@sinfo.net

B.S. on Business Administration from Roger Williams University. General Manager of EcoFores and Director of several public and private corporations. Ex President of the Sindicato de Industriales de Panama and Vice President of the Consejo Nacional de la Empresa Privada.

ANTONIO DOMINGUEZ.:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	May 16, 1932
Commercial Address:	Empresa Abastecedora /Mercado Público
Mail Address:	P.O. Box 118, Panama 1
Telephone:	212-0441 / 212-0570
Fax:	212-0441
E-mail:	dirfinanzas@grupomelo.com

Business Administrator, Businessman. Active in several Panamanian civic, social, union and political organizations of Panama. Actually is the General Manager of the Empresa Abastecedora Universal Internacional de Panama, S.A.

JUAN CARLOS FABREGA:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 5, 1962
Commercial Address:	Torre Primer Banco del Istmo, Calle 50
Mail Address:	P.O Box 6-3823, El Dorado Panama
Telephone:	270-0015
Fax:	270-1672
E-mail:	dirfinanzas@grupomelo.com jcfabrega@banistmo.com

Graduated from Florida State University, Panama Division, has a Master in Business Administration from Nova University. Started his banking career in Lloyds Bank International (Bahamas) Ltd. Where he hold several positions. Since 1990 has hold several positions in Banistmo. Actually is the Executive Vice President of Banistmo Securities Inc.

DARIO SELLES:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	May 6, 1923
Commercial Address:	Sindicato Industrial de Panamá
Mail Address:	P.O. Box 6-6527,El Dorado
Telephone:	230-0341/0284
Fax:	230-0805
E-mail:	dirfinanzas@grupomelo.com

Executive and Union Leader of the Industrial sector of long trajectory in the country. Actually is the Treasurer of the Board of Directors of the Industrials Union of Panama and Treasurer of the Asociacion Panameña de Exportacion.

VIRGILIO SOSA	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	February 27, 1956
Commercial Address:	Torre Banco General / Piso No. 26, Aquilino de la Guardia / Marbella
Mail Address:	P.O. Box 9918, Panama 9
Telephone:	223-9844
Fax:	223-0846
E-mail:	dirfinanzas@grupomelo.com

Graduated from University of Notre Dame, President of Master Builders, Inc., Grupo Informatica, S.A. and various real state corporations.

FEDERICO F. MELO K.:	PRINCIPAL DIRECTOR
Nationality:	Panamanian
Date of Birth:	October 8, 1960
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	dirfinanzas@grupomelo.com

Actually Executive Chief of Operations of the Commercial Companies and Vice President of the other companies that conform Grupo Melo. B.S. Agriculture Economics, Purdue University and MBA of Texas Tech University. Since entering Grupo Melo in 1986 has hold various positions.

LAURY M. DE ALFARO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	April 30, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	dirfinanzas@grupomelo.com

Director of the other companies that conform Grupo Melo. Studied Nutrition and Dietetics, Purdue University, Indiana,U.S.A. Enter Grupo Melo in 1982 with the position of Assistant General Manager of Embutidos y Conservas, S.A. In 1987 Assistant Manager of the Restaurants Division and in 1989 General Manager of this Division up to 1994. From that date is the Grupo Melo Human Resources Director. Responsible of the implementation of the policies, programs and proceedings related to labor at Grupo Melo level, in charge of the process of hiring the executive personnel, coordinating the developing and training personnel programs.

FEDERICO ALVARADO:	ASSISTANT DIRECTOR
Nationality:	Panamanian
Date of Birth:	December 24, 1945
Commercial Address:	Via Tocumen, frente la Urbanización Villa Lucre
Mail Address:	P.O. Box 1154, Panama 1
Telephone:	274-9000
Fax:	274-9090
E-mail:	falvarado@grupomelo.com

B.S. in Economics. Works in the group since 1978.

High Level Employees and Advisers.

ARTURO D. MELO S. - CHIEF EXECUTIVE
Curriculum in previous section.

ARTURO D. MELO K. - VICE PRESIDENT OF OPERATIONS
Curriculum in previous section.

LAURY M. DE ALFARO - VICE PRESIDENT OF HUMAN RESOURCES
Curriculum in previous section.

EUDORO JAEN – VICE PRESIDENT OF FINANCES AND PLANNING
Curriculum in previous section.

FEDERICO F. MELO K. - VICE PRESIDENT OF STORES
Curriculum in previous section

ROGELIO WILLIAMS C.: COMPTROLLER
Nationality: Panamanian
Date of Birth: May 12, 1947
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 333, Panama 1
Telephone: 221-0033
Fax: 224-2311
E-mail: rwilliams@grupomelo.com

B.S. in Commerce with specialization in Business Administration and Accounting, Universidad de Panama. Has a MBA from ULACIT. His experience is of 20 years in the areas of accounting, administration and management of private corporations, governmental sector and U.S.A. armed forces. Enter Grupo Melo in 1998 and from that date holds the actual position.

EDUARDO A. JASPE L.: DIRECTOR OF CREDIT AND FINANCES.
Nationality: Panamanian
Date of Birth: November 24, 1967
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 333, Panama 1
Telephone: 221-0033
Fax: 224-2311
E-mail: ejaspe@grupomelo.com

Industrial Engineering of Universidad Tecnologica de Panama. Has a Master Degree in Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works with the group from 1993.

JORGE AZCARRAGA: DIRECTOR OF RESEARCH AND DEVELOPMENT
Nationality: Panamanian
Date of Birth: December 15, 1969
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 333, Panama 1
Telephone: 221-0033
Fax: 224-2311
E-mail: jazcarraga@grupomelo.com

Civil Engineer from University of Florida. Was part of the Latin American Division of Black & Veatch on which has participated on studies of master planning and infrastructure evaluation systems within others. Works with the Grupo Melo since 1998.

JUAN ARGUIZONI: DIRECTOR OF DATA PROCESSING
Nationality: Panamanian
Date of Birth: May 13, 1955
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 333, Panama 1
Telephone: 221-0033
Fax: 224-2311
E-mail: jarguinz@grupomelo.com

Technician in Computer Programming and Analysis. Enter the Grupo in 1980, holding various positions since then. Is working in the actual position since 1991.

PAUL DE GRACIA: DIRECTOR OF CORPORATIVE AND JURIDICAL BUSINESS

Nationality:	Panamanian
Date of Birth:	July 4, 1973
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	padegracia@grupomelo.com

B.S. in Law and Political Science in the Universidad de Panama with a Master Degree in Mercantile Law. Holds the actual position since April 1997.

NODIER ARAUZ:	DIRECTOR OF LABOR RELATIONS
Nationality:	Panamanian
Date of Birth:	January 9, 1970
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	niarauz@grupomelo.com

B.S. in Law and Political Science in U.S.M.A. with a Master Degree in Mercantile Law and Post Grade in Copyright. Worked in Astilleros Braswell as Director of Human Resources. Enter the Grupo in 2002.

RAFAEL DE GRACIA:	DIRECTOR OF INTERNAL AUDIT
Nationality:	Panamanian
Date of Birth:	December 9, 1947
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	dirfinanzas@grupomelo.com

B.S. in Book-keeping with C.P.A. license. Holds the actual position since 1986.

AMIR NILIPOUR:	DIRECTOR OF POULTRY TECHNOLOGY
Nationality:	Panamanian
Date of Birth:	June 14, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	anilipour@grupomelo.com

B.S. on Animal Biology, Master Degree on Animals Science and Doctorate in Poultry Science. Has participated in national and international workshops as scientific on poultry research. Has written more than one hundred essays on human health and poultry technology advances. Works in the Grupo since 1989.

JOSE GUARDIA: REGIONAL MANAGER OF EXPORTS

Nationality:	Panamanian
Date of Birth:	December 5, 1954
Commercial Address:	Calle Primera y D Juan Diaz
Mail Address:	P.O. Box 87-1981, Panama 7
Telephone:	290-8000
Fax:	220-0918
E-mail:	jguardia@grupomelo.com

B.S. in Business Administration with Master Degree in Industrial Science from Georgia Tech., U.S.A. Enter the Grupo from 1990.

LUIS CARLOS CASTROVERDE:	MANAGER OF FOREIGN TRADE
Nationality:	Panamanian
Date of Birth:	December 26, 1956
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-0033
Fax:	224-2311
E-mail:	dirfinanzas@grupomelo.com

B.S. in Law and Political Science. Has a Masters Degree in Business Administration of ULACIT. Enter the group in 1984.

ROBERTO TRIBALDOS:	EXPORTS MANAGER
Nationality:	Panamanian
Date of Birth:	December 20, 1966
Commercial Address:	Calle Primera y D Juan Diaz
Mail Address:	P.O. Box 87-1981, Panama 1
Telephone:	290-8800
Fax:	220-0918
E-mail:	rat@grupomelo.com

B.S. in Agricultural Economy, Texas A&M and MBA of IEA. Worked 5 years in the marketing department of Heinz Foods in Venezuela, holding the position of trade mark manager. Enter Grupo Melo in 1994 where had hold several positions.

DANIEL CÉSPEDES T.:	VICE PRESIDENT OF AVICOLA INDUSTRIAL
Nationality:	Panamanian
Date of Birth:	January 2, 1955
Commercial Address:	Las Mañanitas, Via Tocumen
Mail Address:	P.O. Box 813-0673, Panama 13
Telephone:	292-5666 /292-5601
Fax:	292-5603
E-mail:	dcespedes@grupomelo.com

Industrial Engineer with Masters Degree on Industrial Engineering Sciences of the Georgia Institute of Technology. Enter the Grupo in 1979 and has hold diverse positions. Initially was in charge of experiments with a laboratory team to develop products of aggregated value based on chicken meat. As Production Manager of the Planta de Embutidos y Conservas de Pollo, S.A. was in charge up to 1988 of giving follow up to the sales goals and production, coordinating different functions of purchasing, production, maintenance, sales and controls. Since the end of 1988 up to this date performs as General Manager of Sarasqueta y Cia., S.A., in charge of looking for the good functioning of the plants of Las Mañanitas and Chorrera. Actually plans, organizes, coordinates, direct and controls all the operations of purchasing, production, maintenance and sales of the two food factories.

AUGUSTO VALDERRAMA:	VICE PRESIDENT OF AVICOLA PRODUCCION
Nationality:	Panamanian
Date of Birth:	November 13, 1955
Commercial Address:	Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-1011
Fax:	297-0082
E-mail:	avalderrama@grupomelo.com

B.S. in Economics. Has a Masters Degree on Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works in the group since 1990.

JOSE DE LA GUARDIA:	VICE PRESIDENT OF AVICOLA DIVISIÓN MARKETING AND PROCESSING
Nationality:	Panamanian
Date of Birth:	May 28, 1960
Commercial Address:	Via Espana 2313, Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-1011 / 221-1145
Fax:	221-4983
E-mail:	jdelaguardia@grupomelo.com

B.S. in Business Administration from U.S.M.A. Has a Masters Degree on Negotiation, Mediation and Arbitration in ULACIT. Has worked in diverse multinational companies of production and commercialization as CocaCola, BAT Centroamerica and Tabacalera Istemña. Enter to Grupo Melo in 2003. Is responsible of all the logistic operations, financial and commercial of the Division on which works.

ANTONIO FLETCHER :	VICE PRESIDENT AVICOLA DIVISION AGGREGATED VALUE
Nationality:	Panamanian
Date of Birth:	August 2, 1965
Commercial Address:	Juan Diaz, Calle 1
Mail Address:	P.O. Box 333, Panama 1
Telephone:	290-8800
Fax:	290-8818
E-mail:	afletcher@grupomelo.com

Industrial Engineering of the Universidad Autonoma de Centroamerica and a MBA of the University Interamericana de Puerto Rico. Started its professional career in the Gillette company where held several positions on the commercial area and in various countries in management positions by each country and at regional level. Enter Grupo Melo in 2003 with the position of Vice President of the Aggregated Value Poultry Division. Is responsible for all the logistic operations, financial and commercial of the Division on which he works.

DOMINGO BATISTA:	REAL STATE VICE PRESIDENT
Nationality:	Panamanian
Date of Birth:	April 24, 1954
Commercial Address:	Calle Primera Los Angeles

Mail Address:	P.O. Box 8-125, Panama 8
Telephone:	260-4813
Fax:	260-1557
E-mail:	dbatista@grupomelo.com

Veterinary Doctor from the Universidad Federal Santa Maria, R.S. Brazil. With 23 years of service in the GrupoMelo has hold executive positions inside the Divisions: Poultry, Stores, Industrial, Marketing, Processing and actually has under his management the Real State Division.

EDUARDO CHAMBONET:	VICE PRESIDENT OF RESTAURANTS
Nationality:	Panamanian
Date of Birth:	September 17, 1950
Commercial Address:	Via España 2214, Rio Abajo
Mail Address:	P.O. Box 333, Panama 1
Telephone:	221-6818 / 221-9929
Fax:	221-6344
E-mail:	echambonet@grupomelo.com

B.S. in Business Administration with specialization in Marketing from Saint Edwards University, Austin, Texas in the United States of America. Works with the group since 1978.

FEDERICO ALVARADO: VICE PRESIDENT OF MACHINERY (EQUIPMENT)
Curriculum in previous section.

Legal Advisors:

The company Grupo Melo, S.A. and the corporation Grupo Melo in general has two lawyers, Lic. Paul Degracia Zarzavilla (Director of Corporative and Juridical Business) and Lic. Nodier Arauz (Director of Labor Relations), both with residence in the City of Panama, Via España, Rio Abajo, No. 2313, telephone 221-0033, fax 224-2311 and e-mail padegracia@grupomelo.com and narauz@grupomelo.com respectively.

In addition to the above mentioned internal lawyers, Grupo Melo does not uses any special lawyer or group of lawyers that renders services to the group on legal maters. The use of outside lawyers vary in accordance with the necessities of each particular case. Lawyer Paul Degracia Zarzavilla is the lawyer in charge of control, registering, transferences, payment of dividends and everything related with the stocks of Grupo Melo, S.A. and its subsidiaries.

Is not applicable to Grupo Melo, S. A. the numeral 5 of the literal A of point III of the Agreement 6 of May 19, 2000 of the Comisión Nacional de Valores.

Auditors.

Ernst & Young is the auditors firm of Grupo Melo, S.A. and subsidiaries. Ernst & Young are Public Authorized Accountants will offices located in Calle 51 Bella Vista, tel. 206-9200, fax 206-9291. The main contact in Ernst & Young is Lic. Judith Anguizola.

Designations due to agreements andunderstandings.

This practice does not exist in Grupo Melo.

B. Compensations.

The Board of Directors of Grupo Melo, S.A. received compensations in the order of US$77,300.00 in 2003. Grupo Melo paid the executives listed in the section III.A.2 for having the direct responsibility in different operation areas of the Group the amount of US$1,203,360.00 during 2003. The total of the compensations paid to the Directors, Dignitaries, Executives and Managers of the Grupo Melo was of US$1,280,660.00

C. Practices of the Board of Directors

The clause eight of the partnership agreement of the Grupo Melo, S.A. establishes that all the directors and dignitaries may be reelected to hold their positions and will be elected for the period between one Ordinary General Assembly of Shareholders and the following. It is a tradition to celebrate the Ordinary General Assembly of Shareholders of Grupo Melo, S.A. in the month of April of each year.

Grupo Melo, S.A. has a Auditing Committee conformed by Manuel D. Cabarcos (Coordinator), Dario Selles, Eudoro Jaen (secretary) and Federico Melo K. (alternate member), all members of the Board of Directors of Grupo Melo, S.A.

Only the outside directors (Manuel D. Cabarcos and Dario Selles) members of the Auditing Committee receive a compensation for hour of reunion, which can not be of less than B/.200.00 nor higher than B/.500.00 per reunion. The rest of the inside directors do not receive any compensation for their participation in the Auditing Committee. If the presence of the Outside Auditors is required on a reunion of the Auditing Committee, to them is applied the same remuneration than the one of the outside directors.

The main job of the auditing committee are (i) to study, analyze and inquire the financial operations of the Group, (ii) to recommend to the Board of Directors actions of administrative type in that subject, (iii) to inspect the internal auditing program of Grupo Melo, (iv) analyze the Financial Statements, (v) to request information to the internal auditing department on the relevant acts and to verify the implementation of the adopted corrective measures, and (vi) to request for the graphics, descriptive or narrative that show the instituted internal controls, including those of the programmed controls, and to inform the Board of Directors the results of the exams done with the pertinent suggestions.

D. Employees

At December 31, 2003 Grupo Melo had approximately 3,188 employees, among permanent and contingents distributed by division in the following way:

Division	Permanent Employees
Food	1,704
Restaurants	535
Stores	574
Woods	66
Machinery (equipment)	143
Real State	106
Services	60
Total	3,188

It has been stablished a labor agreement of general working conditions between Grupo Melo, S.A. and subsidiaries and the Workers Union of Melo and Afiliated Companies. This labor agreement will be on force up to December 2006. There has always been maintained cordiality relations and mutual agreement between Grupo Melo and the Union.

E. Capital Stock Proprietorship.

GROUP OF EMPLOYEES	NUMBER OF STOCKS	% RELATED TO THE TOTAL OF SHARES ISSUED	NUMBER OF STOCK HOLDERS	% THAT REPRESENT RELATED TO THE TOTAL AMOUNT OF SHAREHOLDER
Directors, Dignitaries, Executives Managers	1,658,671	71.24%	12	18%
Other Employees	227	0.01%	2	3%

The clause seventh of the partnership agreement of Grupo Melo, S.A. establishes that the shareholders do not have preferential rights to subscribe, in proportion to the shares they own, shares issued due to the increase of capital, so that is not applicable to the corporation in article13 of the Law 32 of February 26,1927 related to corporations. Neither take into consideration preferential rights in front of the sale of shares made by the other shareholders nor any other type of options for the acquiring of shares of the Grupo Melo, S.A.

The clause seventh of the partnership agreement of Grupo Melo, S.A. points out that the shareholders will have the right to issue one vote for each share of the Grupo Melo,S.A. There does not exists shares with different voting rights to those pointed there.

IV. PRINCIPAL STOCKHOLDERS

GROUP OF SHARES	NUMBER OF SHARES	% OF THE NUMBER OF SHARES	NUMBER OF STOCK HOLDERS	% OF THE NUMBER OF STOCK HOLDERS
1-500	4,182	0.18%	21	36.84%
501-1000	4,769	0.20%	6	10.53%
1001-2000	8,768	0.38%	6	10.53%
2001-5000	23,917	1.03%	6	10.53%
5001-7500	21,000	0.90%	3	5.26%
7501-10000	0	0	0	0%
10001-50000	209,919	9.02%	8	14.04%
50001-100000	258,318	11.10%	4	7.02%
100001-1,500,000	1,797,378	77.20	3	5.26%
TOTALS	2,328,314	100%	57	100%

The Tenmel, S.A. is the corporation that exercise control on Grupo Melo, S.A. The corporation Tenmel, S.A. is the corporation that encompass a total of 1,374,395 of the shares issued of a total of 2,328,314 shares issued and circulating of Grupo Melo, S.A. which represents a 59.03% of the total capital issued and in circulation of the corporation.

Grupo Melo, S.A. is not a property of any other natural or juridical person, nor exist there any arrangement that could result on a change of the shares control.

IV. RELATED PARTIES, BINDS AND AFFILIATIONS.

There does not exists transactions with the related parties as per point V of the Agreement No.6 of May 19, 2000 of the Comision Nacional de Valores.

V. FISCAL TREATMENT

As Grupo Melo, S.A. is a corporation exclusively dedicated to the own of shares, the only tribute to be paid to the Government is done in concept of unique rate.

VI. CAPITALIZATION STRUCTURE

Shares and Participation Securities.

TYPE OF VALUE AND CLASS	AMOUNT OF VALUES ISSUED AND CIRCULATING	SECURITY MARKET LIST	MARKET CAPITALIZATION
Common, Nominative And without nominal Value shares	2,328,314	US$19.00	US$44,237,966.00

Grupo Melo, S.A. does not have circulating any debt securities.

Debt Securities

The subsidiaries companies of Grupo Melo have the following debt securities.

COMPANY	Date Issued	Amount (US) Circulating	Type of Value	Maturity Date
Altos de Vistamares,S.A.	2/12/2003	3,000,000	Mortgage Bond	December 2,2008
Emb. Y Conservas de Pollo,SA	22/12/2002	9,500,000	Mortgage Bonds	From December 22, 2004
Sarasqueta y Cia., S.A.	15/12/1999	6,000,000	Corporative Bonds	From December 15, 2004
Sarasqueta y Cia., S.A.	26/12/2001	5,000,000	Corporative Bonds	December 26, 2006
Financiera Mercantil, S.A.	30/7/2002	13,723.000	Mortgage Bonds	July 30, 2012

Description and rights of the Securities of Shares Capital.

Authorized Capital	2,500,000 common shares
Shares Issued and Circulating	2,328,314 shares
Completely Paid	2,328,314 shares
Not completely Paid	0
Share value	Without nominal value
Shares subscribed and not paid	0

Annual vary in the number of shares issued and circulating during the last 5 (five) years in Grupo Melo, S.A.

31-12-2003	2,328,314
31-12-2002	2,328,314
31-12-2001	2,328,314
31-12-2000	2,328,314
31-12-1999	2,328,314

In the last five (5) years not more that the 10% of the capital nor any other percentage has been paid with goods that are not cash.

Grupo Melo, S.A. does not have other debt securities nor capital aside than those described in this section.

Information related to the market

The issuing or debt securities has been authorized by the Comision Nacional de Valores and are registered in the Bolsa de Valores de Panama and for each emission the Agent of Payment, Registry and Transference is detailed as follows:

COMPANY	DATE ISSUED	AMOUNT	AGENT OF PAYMENT, REGISTRY & TRANSFERENCE.
Altos de Vistamares, S.A.	2/12/03	US$3,000,000	Banco del Istmo,S.A.
Sarasqueta y Cia,S.A.	15/12/99	US$6,500,000	Banco del Istmo,SA.
Sarasqueta y Cia,S.A.	26/12/01	US$5,000,000	Banco del Istmo,SA.
Emb.yConservas dePollo	22/12/00	US$9,500.000	Banco General, S.A.
Financiera Mercantil,SA	30/07/02	US$13,723,000	Banco del Istmo,S.A.
		US$27,723,00	

Grupo Melo, S.A. does not have agreements with Security Houses that establishes markets for its securities.

II PART
FINANCIAL SUMMARY

A. Presentation applicable to the issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	YEAR REPORTED (2003)	COMPARE TO PREVIOUS PERIOD (1 YEAR)/2002	COMPARE TO PREVIOUS PERIOD (2 YEAR)/2001	COMPARE TO PREVIOUS PERIOD (3YEAR)/2000
Total Sales or Income	136,378,373	117,126,787	111,675,287	126,185,430
Operative Margin	5.91%	6.03%	6.15%	8.04%
General and Administrative Expenses	51,051,787	49,078,563	45,137,456	49,183,484
Net profit or loss	2,263,457	1,055,961	925,219	1,550,889
Shares Issued And Circulating	2,328,314	2,328,313	2,328,313	2,328,314

Profit or Loss per Share	$0.97	$0.45	$0.39	$0.66
Depreciation and Amortizing		5,426,268	5,872,076	5.729,454
Profit or loss No recurrent	0	0	0	0

BALANCE SHEET		YEAR REPORTED (2002)	COMPARE TO PREVIOUS PERIOD (1 YEAR)/2001	COMPARE TO PREVIOUS PERIOD (2 YEAR)/2000
Current Assets	54,555,426	51,991,723	47,583,493	53,114,514
Total Assets	128,557,902	125,071,159	121,720,201	123,040,227
Current Liability	49,396,422	44,103,479	44,103,479	49,641,264
Long Term Debt	37,926,017	41,529,946	38,830,361	35,120,606
Preferred shares	0	0	0	0
Capital Paid	21,390,853	21,390,853	20,892,437	20,125,956
Retained Earnings	19,837,246	17,994,825	17,833,683	18,293,376
TOTAL EQUITY	41,146,721	39,296,132	38,585,667	38,278,357

FINANCIAL REASONS			
Dividend / Share	$0.159	$0.266	$0.633
Total Debt / Equity	2.18	2.15	2.21
Working Capital	7,888,244	3,279,320	3,473,250
Current Reason	1.18	1.07	1.07
Operative Profit / Financial Expenses	1.23	1.12	1.56

III PART
FINANCIAL STATEMENTS

We attach to this report the Annual Financial Statements audited by a independent Public Authorized Accountant.

IV PART
CORPORATIVE GOVERNMENT NORMS

I Corporative Government

The policies and practices of the Board of Directors of Grupo Melo incorporate norms of Corporative Government as it will be shown afterwards. This norms rule Grupo Melo and its affiliated corporations has been established on a volunteer manner previous to the fiscal year reported here.

The objectives of the Corporative Government of the corporation have the following general purposes:

- Establish specific guides for the functioning of the Board of Directors.
- To promote healthy practices for the administrative management.
- To establish clear dispositions for the chain of command and to delegate authority and responsibility.
- To create a process of identification, verifying and control of the operative and moral risk.
- To establish policies of executive compensation and performance of the Top Management.
- To watch over the fulfillment of the corporation Ethic Code.

The operation guides of Board of Director establishes the following parameters:

- Policies for information and communication with the shareholders and third persons.
- Proceedings for the decision making and the resolving of conflicts of interest among the key Directors and Executives.
- Verifying the fulfillment accounting policies and the control of risks.
- To approve the strategic corporative and business objectives.
- To watch over the fulfillment of the corporation Ethic Code.
- To approve annual operation, publicity and investment budgets.
- Continuous monitoring and evaluation of the administrative and financial performance.

II Organisms or Committees of the Board of Directors.

The Committees of Auditing, Executive Compensation and Governability and Strategy conform the three permanent committees of the Board of Directors of Grupo Melo, S.A. The Board of Directors of Grupo Melo, S.A. also has the tradition to constitute special temporary committees which have the purpose to analyse specific themes and to present proposals to the Board of Directors.

Auditing Committee

The functions of the Auditing Committee are:

1. To study, analyze, review and inquire the financial operations that be consider necessary, of each one of the companies that form Grupo Melo issuing recommendations to the Board of Directors that result from those studies and analysis.
2. To recommend to the Board of Directors any action of administrative nature product of those studies and analysis.
3. To review the annual program of inside auditing of the Grupo and recommend the necessary measures that judge pertinent.
4. To recommend to the Board of Directors the hiring of outside auditors of the Corporation and to know the annual working program that will be carried out by them.
5. To analyze the financial statements audited or nor audited of the affiliated companies grouped in divisions of the Grupo as well as the management letters issued by the outside auditors giving the adequate follow up to the recommendations in them.
6. To request the letters from the management and any other internal auditing report of all the affiliated companies grouped in divisions of the Grupo, informing the Board of Directors the facts that were relevant. To verify the implementing of the correcting measures adopted due to the exceptions reported by the internal auditors.
7. To request the graphic, descriptive or narrative that show the internal controls instituted, including the programmed controls, and to inform the Board of Directors of the results of the exams made with the pertinent suggestions.
8. Start / recommend studies of the possible applications of the fiscal incentives.

9. Analyze the economic semestral results of the companies subsidiaries of the Grupo to carried out the duly fiscal projection of same and to evaluate the proposals respectively presented by internal comptroller and auditing officers.
10. Help finding the solutions that will allow decrease the short term debt of the Grupo and watch over for the reduction of the relation debt / capital of the Grupo.
11. In the process of fulfilling their functions the Committee will be able to:
    a) To make inspections / visits "in situ" to any of the subsidiaries grouped in divisions and administrative units of the Group previous notice to the President of the Grupo Melo.
    b) To require the presence before the Committee of the comptroller as well as the internal auditory director, the vice presidents, managers or top executives of the different subsidiaries grouped in divisions of the Grupo, by summon them for that reason, with no less than 2 weeks of anticipation notifying the topic motif of the summon.

Committee of Executive Compensation

Its mission is to define a effective and consistent policy pointed out to recruit and withhold the best executive in the market. For that purpose the Committee will give to the Direction of Human Resources the philosophical bases and the adequate proceedings to offer an positive labor environment, competitive remuneration and benefits, as well as the opportunity of growing professionally and personally within the Grupo Melo.

Governability and strategy Committee.
The duties of the Governability and Strategy Committee are:

- To watch out for the truly fulfillment of the norms of the corporative government that rule the operations of Grupo Melo and its subsidiaries.
- To recommend amendments and widening of the norms of the corporative government to keep them up to date to changes and new demands of the Corporative frame.
- To watch out for the fulfillment of the Institutional Ethic Code.
- To act as an advisory council in the making of the projects of business strategies for the consideration of the Board of Directors.
- TO MAINTAIN THE MONITORING OF THE FULFILLMENT OF THE STRATEGY PLANS OF THE GROUP AND ITS AFFILIATES.

III There has not been any important changes in the objectives and practices of the corporative government in the last year.

V PART
PUBLISHING

The publishing media by which will be disclosed by the Grupo Melo, S.A. the Annual Actualization Report is the web page of Grupo Melo: www.grupomelo.com.pa from march 31,2004.

Legal Representative,
Grupo Melo, S.A.

Eudoro Jaen Esquivel
Vice President